PHI GROUP, INC.

2323 Main Street, Irvine, CA 92614

(714) 793-9227; Email: henry@phiglobal.com

January 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	PHI Group, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-219769

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), PHI Group, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-219769) initially filed with the Securities and Exchange Commission (the “Commission”) on August 07, 2017, together with all amendments and exhibits thereto as filed on September 15, 2017, October 17, 2017, December 11, 2017 and December 19, 2017 (collectively, the “Registration Statement”).

The Company confirms that the Registration Statement was declared effective on January 11, 2018, but no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated offering of the securities covered by the Registration Statement at this time.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at PHI Group, Inc., 2323 Main Street, Irvine, CA 92614, facsimile number (702) 472-8556, email: henry@phiglobal.com, with a copy to Company’s counsel, Dieterich & Associates, 815 Moraga Drive, Suite 207, Los Angeles, CA 90049, email: venturelaw@gmail.com, attention Christopher Dieterich, Esq.

If you have any questions or require any further information, please contact Christopher Dieterich of Dieterich & Associates at (310) 628-8384.

Thank you very much for your kind assistance in this matter.

Respectfully submitted,

PHI Group, Inc.

/s/ Henry D. Fahman
Name: Henry D. Fahman
Title: Chairman and Chief Executive Officer

cc:	Christopher Dieterich, Esq., Dieterich & Associates.